Exhibit 99.1

Alcon Statement Re: The Times Of London Article Of August 28, 2004

The article appearing in the August 28, 2004 edition of The Times of London regarding Alcon and its LADARVision 4000 is based on allegations that are false and inaccurate. This article is based on the invalid contentions of parties who are attempting to avoid multi-million dollar debt owed to Alcon by raising claims that are completely unsupported by scientific or legitimate evidence.

The LADARVision system is safe and effective. It has been extensively tested in clinical trials, and was approved for its intended use by the U.S. Food and Drug Administration and other regulatory agencies around the world. In the five years it’s been on the market, more than one million eyes worldwide have been treated successfully with LADARVision, and numerous peer-reviewed articles support the high quality patient results generated by the system.

Alcon has a long-standing commitment to patient safety and to providing the highest quality products to its customers and their patients. Alcon is the world’s leading eye care company, and has been dedicated to the ophthalmic industry for more than 50 years.

Allegations and claims made in The Times article are completely without merit. The actual facts regarding these issues are well documented and include:

  The objective, scientific and peer-reviewed evidence flatly refutes claims made in this article regarding retreatment rates for LADARVision. Peer-reviewed studies and physician data reported to a third-party organization demonstrate that retreatment rates for LADARVision and other leading excimer lasers are comparable. Claims made in this article regarding retreatment rates with LADARVision are false. They are based on a fundamental mischaracterization and incorrect analysis of an internal Alcon financial document that have lead to the article’s invalid conclusion. The document referenced does not provide information that can be used to accurately calculate retreatment rates.

  The voluntary 2001 field action taken by Alcon had absolutely nothing to do with the false claims made in this article concerning retreatment rates. Alcon voluntarily initiated this field action to prevent a potential malfunction, and ensure the continued safety of the laser. Boots, the U.K. laser center mentioned in The Times article, as well as all other existing LADARVision customers at the time, were notified by Alcon prior to the completion of the action on three separate occasions (by telephone, facsimile, and written letter). Alcon notified the FDA of this field action and the FDA reviewed the field action and deemed it closed.

There is no valid basis to the many erroneous and distorted claims made against Alcon or LADARVision in this article. Alcon conducts its business in an open and forthright manner. Although the potential exists for complications with any surgical procedure, the objective, truly scientific evidence supports the safety and efficacy of the LADARVision System. The contents of this article, based on the allegations of financially motivated parties, are refuted by the scientific evidence.

For more information contact: Doug MacHatton, Alcon, 817-551-8974.

        Caution Concerning Forward-Looking Statements: This exhibit contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of filing this exhibit with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this exhibit with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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